02026360

RECD S.E.C

MAR 28

1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended September 29, 2001

Commission File No. 0-22416

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

KENTUCKY ELECTRIC STEEL, INC. SALARIED EMPLOYEES PROFIT SHARING AND FLEXIBLE COMPENSATION PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

KENTUCKY ELECTRIC STEEL, INC.
P. O. Box 3500
Ashland, Kentucky 41105
(606) 929-1222

Index to Exhibits at Page F-14

REQUIRED INFORMATION

The Kentucky Electric Steel, Inc. Salaried Employees Profit Sharing and Flexible Compensation Plan (the "Plan"), formerly known as the Kentucky Electric Steel Corporation Salaried Employees Profit Sharing and Flexible Compensation Plan, is subject to the Employee Retirement Income Security Act of 1974.

Item 4 In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Public Accountants thereon are being filed as Exhibit 28.1 to this Report:

Kentucky Electric Steel, Inc. Salaried Employees Profit Sharing and Flexible Compensation Plan Financial Statements as of September 29, 2001 and September 30, 2000 Together with Auditors' Report.

KENTUCKY ELECTRIC STEEL, INC.

SALARIED EMPLOYEES PROFIT SHARING AND FLEXIBLE COMPENSATION PLAN

FINANCIAL STATEMENTS

AS OF

SEPTEMBER 29, 2001 AND September 30, 2000

TOGETHER WITH

AUDITORS' REPORT

Report of Independent Public Accountants

To the Advisory Committee of
Kentucky Electric Steel, Inc. Salaried
Employees Profit Sharing and Flexible Compensation Plan:

We have audited the accompanying statements of net assets available for benefits of the KENTUCKY ELECTRIC STEEL, INC. SALARIED EMPLOYEES PROFIT SHARING AND FLEXIBLE COMPENSATION PLAN as of September 29, 2001 and September 30, 2000, and the related statement of changes in net assets available for benefits for the year ended September 29, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 29, 2001 and September 30, 2000, and the changes in its net assets available for benefits for the year ended September 29, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Cincinnati, Ohio
January 14, 2002

KENTUCKY ELECTRIC STEEL, INC.
SALARIED EMPLOYEES PROFIT SHARING AND FLEXIBLE COMPENSATION PLAN
INDEX TO ANNUAL REPORT
ON FORM 11-K

I. Financial Statements

KENTUCKY ELECTRIC STEEL, INC.
SALARIED EMPLOYEES PROFIT SHARING AND FLEXIBLE COMPENSATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 29, 2001 AND SEPTEMBER 30, 2000

	2001	2000
INVESTMENT IN MASTER TRUST (Notes 3 and 4)	$5,020,372	$5,871,727
RECEIVABLES:		
Employer contributions	144,689	108,045
NET ASSETS AVAILABLE FOR BENEFITS	$5,165,061	$5,979,772

The accompanying notes to financial statements
are an integral part of these statements.

KENTUCKY ELECTRIC STEEL, INC.
SALARIED EMPLOYEES PROFIT SHARING AND FLEXIBLE COMPENSATION PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 29, 2001

CHANGES DURING THE YEAR:	
NET INVESTMENT LOSS FROM MASTER TRUST (Note 4)	$ (765,096)
CONTRIBUTIONS:	
Participant	340,453
Employer	144,689
	485,142
BENEFITS PAID TO PARTICIPANTS	(515,657)
ADMINISTRATIVE EXPENSES	(19,100)
Net decrease in assets available for benefits during the year	(814,711)
ASSETS AVAILABLE FOR BENEFITS beginning of year	5,979,772
ASSETS AVAILABLE FOR BENEFITS end of year	$5,165,061

The accompanying notes to financial statements
are an integral part of this statement.

KENTUCKY ELECTRIC STEEL, INC.
SALARIED EMPLOYEES PROFIT SHARING AND FLEXIBLE COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS

(1) Plan Description

The following description of the Kentucky Electric Steel, Inc. Salaried Employees Profit Sharing and Flexible Compensation Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General - The Plan is a defined contribution plan covering all full-time salaried employees of Kentucky Electric Steel, Inc. (the Company or KESI) who have attained age twenty and a half or older. The Plan was formerly known as the Kentucky Electric Steel Corporation Salaried Employees Profit Sharing Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended.

(b) Contributions - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve pooled funds, Company stock and an insurance investment contract as investment options for participants. At its discretion, the Company may contribute a percent of the participant contributions to the Plan. The matching contribution for the year ending September 29, 2001 was $93,829. Additional Company profit sharing contributions to the Plan are discretionary and are allocated as a percentage of each employee's compensation to the total compensation of all participants. In no event will the Company be obligated to make a contribution for any plan year in excess of the amount deductible under the Internal Revenue Code. Employees can elect to receive 20% of the Company profit sharing contribution in cash as taxable compensation for each plan year, or defer it into the plan. The profit sharing contribution for the year ending September 29, 2001 was $50,860. Contributions are subject to certain limitations.

(c) Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) Vesting - Participants are vested immediately in their contributions, Company contributions plus actual earnings thereon.

(e) Payment of Benefits - On termination of service due to death, disability, retirement or otherwise, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic installments.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting - The accounts of the Plan are maintained on the accrual basis of accounting.

(b) Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the use of certain estimates by management in the determination of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(c) Investment Valuation - Investments are stated at fair value as determined by the trustee by reference to published market data or, in the case of the benefit-responsive investment contracts, at established contract value. Unrealized appreciation or depreciation of investments is reflected currently in the statement of changes in assets available for benefits. Realized gains and losses are computed on the historical moving average. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Expenses of the Plan - All expenses incurred in the administration of the Plan, except for investment management expenses, are paid directly by the Company.

(e) Payment of Benefits - Benefits are recorded when paid.

(f) Reclassifications - Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(3) Plan Investments

The Plan provides for investment in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The following is a summary of the carrying value of investments that represent five percent or more of the Plan's assets at September 29, 2001 and September 30, 2000:

	2001	2000
Investment in Master Trust	$5,020,372	$5,871,727

The Master Trust holds an investment in the Company's common stock (see Note 4).

(4) Master Trust Allocation

KESI Master Trust is a trust established by KESI for the Plan and certain other plans of KESI. The KESI Master Trust accepts participant and Company contributions, invests funds as directed by participants, reinvests all dividend and interest income received, and pays benefits and expenses as directed by the Plan Administrator. The proportionate interest of each plan participating in the KESI Master Trust is determined by the Trustee by specific allocation of each transaction to each Plan. The net investment gain/(loss) is allocated by the Trustee based on the relationship of the interest of each plan to the total interests of all participating plans.

The Plan's interest in the assets of the KESI Master Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the KESI Master Trust as of September 29, 2001 and September 30, 2000 is as follows:

	2001	2000
Investments, at contract value:		
Group Annuity contracts (Note 5)	$12,601,806	$11,476,942
Investments, at market:		
Pooled Investment Accounts	3,547,099	5,879,811
KESI Common Stock	204,388	422,904
Net assets of the KESI Master Trust	$16,353,293	$17,779,657

Allocations of the net assets of the KESI Master Trust to participating plans as of September 29, 2001 and September 30, 2000 are as follows:

	2001		2000	
	Amount	Percent	Amount	Percent
Kentucky Electric Steel, Inc. Salaried Employees Profit Sharing And Flexible Compensation Plan	$ 5,020,372	31%	$ 5,871,727	33%
Kentucky Electric Steel, Inc. Hourly Employees Profit Sharing and Flexible Compensation Plan	11,332,921	69%	11,907,930	67%
	$16,353,293	100%	$17,779,657	100%

KESI Master Trust income (loss) allocated to the Plan for the year ended September 29, 2001 is as follows:

	KESI Master Trust	Allocated to the Plan
Interest income	$ 689,958	$ 169,681
Net depreciation in fair value of investments	(1,786,624)	(934,777)
Net investment loss	$(1,096,666)	$(765,096)

The net depreciation in the fair value of investments in the KESI Master Trust by major investment category for the year ended September 29, 2001, is as follows:

	KESI Master Trust	Allocated to the Plan
Depreciation of Pooled Investment Accounts	$(1,556,888)	$ (829,608)
Depreciation of KESI Common Stock	(229,736)	(105,169)
Net depreciation in fair value of investments	$(1,786,624)	$ (934,777)

(5) Fully Benefit-Responsive Investment Contracts

In November 1998, the Plan entered into a benefit responsive group annuity contract with MassMutual, which is now held in the KESI Master Trust. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the accompanying financial statements at contract value as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was 5.75% during fiscal 2001 and 2000. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 4.80% through September 26, 2002. Such interest rate is reviewed on an annual basis for resetting. The fair value of this contract held by the Plan at September 29, 2001 and September 30, 2000 was $2,936,027 and $2,519,005, respectively. The contract value was $3,077,049 and $2,712,505 at September 29, 2001 and September 30, 2000, respectively.

(6) Related-Party Transactions

Certain Plan investments are invested or held by MassMutual in group annuity contracts or pooled investment accounts. MassMutual is the record-keeper as defined by the Plan, and therefore, these transaction qualify as party-in-interest transactions. The Plan also maintains a Company common stock fund. The Company is a party-in-interest.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(8) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 10, 1994, that the Plan is qualified and the related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC.

(9) Financial Condition of Plan Sponsor

Market conditions within the domestic steel industry have experienced significant downward economic pressure. As a result of these conditions, the Company has experienced sharp declines in shipment volumes and operating margins during fiscal 2001. In response to these conditions, the Company has undertaken and will continue to undertake certain cost control initiatives and was successful in restructuring its long-term debt obligations and bank credit facility in order to manage the Company's liquidity through this difficult market environment. Management anticipates that the market conditions discussed above will continue to impact the Company's operations through fiscal 2002 and negatively impact the Company's financial performance. Management believes that the Company has the ability to sustain its operations and meet its commitments at least for the near-term through effective management of its operations and the restructured debt and bank credit facility.

Kentucky Electric Steel, Inc.
Salaried Employees Profit Sharing
and Flexible Compensation Plan
Plan 007
EIN 61-1244541

In accordance with 29 CFR 2520.103-9, the Company hereby certifies that the Plan is in receipt of the most recent annual statement of assets and liabilities of the Massachusetts Life Insurance Company investment funds, in which the Plan has investments. In addition, a notice has been received by the Plan from the Massachusetts Life Insurance Company informing the Plan that the proper procedure was followed in filing a copy of the most recent annual statements of assets and liabilities of the funds in which the Plan has investments with the Department of Labor. The Employer Identification Number of Massachusetts Mutual Life Insurance Company is 04-159-08-50.

Kentucky Electric Steel, Inc.
Salaried Employees Profit Sharing
and Flexible Compensation Plan
Plan 007
EIN 61-1244541

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Kentucky Electric Steel, Inc. Salaried Employees Profit Sharing and Flexible Compensation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENTUCKY ELECTRIC STEEL, INC.
SALARIED EMPLOYEES PROFIT SHARING
AND FLEXIBLE COMPENSATION PLAN

Dated: March 26, 2002

By: /s/ William H. Gerak
William H. Gerak, Member,
Advisory Committee

INDEX TO EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

Kentucky Electric Steel, Inc.
Salaried Employees Profit Sharing
and Flexible Compensation Plan
Plan 007
EIN 61-1244541

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement File No. 33-73042.

Arthur Andersen LLP

Cincinnati, Ohio
March 22, 2002

Kentucky Electric Steel, Inc.
Salaried Employees Profit Sharing
and Flexible Compensation Plan
Plan 007
EIN 61-1244541

EXHIBIT 99

Kentucky Electric Steel, Inc.

To the Securities and Exchange Commission:

In connection with its Form 11-K for the year ended September 29, 2001 filed on March 26, 2002, Kentucky Electric Steel, Inc. (the " Company" submits the following.

The Company's independent auditors, Arthur Andersen LLP (" Andersen"), have represented to the Company that their audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on audits, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

KENTUCKY ELECTRIC STEEL, INC.
SALARIED EMPLOYEES PROFIT SHARING
AND FLEXIBLE COMPENSATION PLAN

Dated: March 26, 2002

By: [signature]
William H. Gerak, Member,
Advisory Committee